MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

October 31, 2006	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Miranda’s JV Partner Begins Drilling on Horse Mountain

Miranda Gold Corp. (TSX-V: MAD) (“Miranda”) is pleased to announce that Barrick Gold Exploration Inc. (“Barrick”) has begun drilling on Miranda’s Horse Mountain property, located in the Shoshone Range of north central Nevada. This second round of drilling planned by Barrick will consist of approximately five drill holes totaling approximately 10,000 feet.

Barrick’s first hole of five is at the Rum Dreams prospect, an area of brecciated and silicified upper-plate quartzite and narrow igneous dikes that host anomalous gold in shallow drilling.  This hole, which is 2,900 feet southeast of BHM-001, will target northeast–striking faults that intersect lower-plate carbonate rocks beneath the upper-plate alteration.  Results of this hole and previous deep drilling will guide the placement of additional holes in the 2006 program.

In 2005 Barrick reported drilling a mineralized interval of 98.2 feet of 0.023 oz Au/ton in drill hole BHM-1 from 926.2 ft to 1024.4 feet. Drill testing confirmed that gold mineralization is hosted in strongly decalcified, oxidized, clay-altered, and brecciated carbonate rocks interpreted to be Roberts Mountain Formation. Gold mineralization begins at the Roberts Mountains thrust fault and continues within an uplifted block of lower-plate carbonate rocks.

The Horse Mountain property lies approximately 11 miles west of the Cortez Joint Venture Pipeline Mine Complex and was identified by Placer Dome U.S. Inc. as a strategic area of interest following the Cortez Hills discovery in 2002. The property comprises 139 claims over 4.5 square miles that showcase a geology characterized by hydrothermally altered chert, chert-argillite, and quartzite in the upper plate of the Roberts Mountains thrust fault. The structural framework on the project consists of north, north-west and north-east striking faults that intersect the larger, through-going west-northwest-striking Wilson Canyon fault zone.

Barrick’s second drill campaign will attempt to locate “feeder fault zones” that may have acted as conduits for the emplacement of the gold mineralization intersected in drill hole HM-1.

The data disclosed in this press release have been reviewed and verified by Company Senior

Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Company profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Barrick Gold Exploration Inc., Agnico-Eagle (USA) Ltd., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., and Golden Aria Corp.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations Coordinator 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.